[Logo of Litton Industries]
                                                           EXHIBIT 99.(a)(2)(iv)

                            Litton Industries, Inc.

                           21240 Burbank Boulevard,
                     Woodland Hills, California 91367-6675
                                (818) 598-5000

                               February 1, 2001

Dear Stockholder:

   We are very pleased to inform you that Litton Industries, Inc. has entered into an amended merger agreement with Northrop Grumman Corporation, amending the terms of the transaction that the companies announced on December 21, 2000. As required by the new agreement, a subsidiary of Northrop Grumman has commenced an offer to purchase or exchange all of the outstanding shares of Litton's common stock for, at your election:

  .  $80.00 per share in cash;

  . common stock of a new parent company of Northrop Grumman and Litton having a value, determined under the amended merger agreement, of $80.25 for each Litton common share; or

  . preferred stock of the new parent company having a liquidation preference of $80.00 for each Litton common share.

   You may make different elections for different portions of your total holding of Litton common shares. Elections to receive common or preferred stock will be prorated if certain subscription limits are exceeded, but cash will be paid to all Litton stockholders who elect cash. As compared to the transaction we announced on December 21, the new offer gives you an opportunity, by electing to receive common or preferred shares of the new parent company, to defer taxes on the sale of a portion of your Litton common shares.

   We believe the transaction is an excellent one for Litton's common stockholders. Among other things, the $80.00 cash offer price per share represents a premium of more than 27% over the last reported sale price of Litton's common stock prior to the public announcement of the agreement on December 21, 2000, and a premium of more than 74% over the closing price of Litton's common stock on October 19, 2000, the day before Litton announced it was considering the sale of its Advanced Electronics Group. In the same offer, Northrop Grumman is also offering to purchase all of the outstanding shares of Litton's Series B $2 Cumulative Preferred Stock for $35.00 per share in cash.

   The offer is conditioned, among other things, upon at least 25,646,399 shares of Litton common and preferred stock, representing a majority of the combined voting power of Litton's capital stock, being tendered and not withdrawn and also upon the receipt of regulatory approvals. The offer will be followed by a merger, in which each share of Litton common stock not purchased in the offer will be converted into the right to receive in cash the price paid in the offer to holders of common stock who elect cash.

   The members of your Board of Directors present at a duly called special meeting unanimously determined that the terms of the Northrop Grumman offer and the merger are advisable, fair to, and in the best interests of, Litton's common stockholders, and unanimously recommend that Litton's common stockholders accept the Northrop Grumman offer and tender their shares of Litton's common stock pursuant to the offer. Your Board makes no recommendation to any stockholder as to whether to tender or to refrain from tendering shares of Litton preferred stock.

   In arriving at its recommendation, your Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Litton's financial advisor, Merrill Lynch & Co., that, as of the date of the opinion, and based upon and subject to certain considerations and assumptions, the aggregate consideration to be received by the holders of Litton common stock, other than Northrop Grumman and its affiliates, in the offer and the merger is fair from a financial point of view to such Litton common stockholders. A copy of Merrill Lynch's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Merrill Lynch in rendering its opinion, is included as Annex A to the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

   Enclosed are Northrop Grumman's Offer to Purchase or Exchange, dated February 1, 2001, the Letters of Transmittal and related documents. These documents set forth the terms and conditions of the offer. The attached
Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the offer. We urge you to consider this information carefully.

                                  Sincerely,

             [Signatures of Michael R. Brown and Ronald D. Sugar]
              Michael R. Brown                                 Ronald D. Sugar
          Chairman of the Board and                             President and
           Chief Executive Officer                         Chief Operating Officer